Exhibit 99.1

Tencent Music Entertainment Group Announces Management Change

SHENZHEN, China, July 26, 2024 /PRNewswire/ -- Tencent Music Entertainment Group ("TME", or the "Company") (NYSE: TME and HKEX: 1698), the leading online music and audio entertainment platform in China, today announced that Ms. Linlin Chen has tendered her resignation from her position as the Company's Group Vice President and other relevant roles for personal reasons, effective September 30, 2024.

"On behalf of the Company, we would like to extend our gratitude to Ms. Chen for her dedicated service at TME. We appreciate her continuous hard work and commitment, which greatly contributed to the success of Kugou Music, one of China’s leading music streaming platforms. We respect her decision and wish her all the best in all her future endeavors," said Mr. Cussion Pang, Executive Chairman of TME.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME and HKEX: 1698) is the leading online music and audio entertainment platform in China, operating the country's highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. TME's mission is to create endless possibilities with music and technology. TME's platform comprises online music, online audio, online karaoke, music-centric live streaming and online concert services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com
+86 (755) 8601-3388 ext. 818415

SOURCE Tencent Music Entertainment Group